Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(millions of dollars, except ratios)

Earnings:
Income from continuing operations	$432	$450	$432	$349	$367
Add: Total federal income taxes	252	278	249	234	229
Fixed charges (see detail below)	342	363	386	390	368
Total earnings	$1,026	$1,091	$1,067	$973	$964

Fixed Charges:
Interest expense, excluding capitalized interest	$338	$358	$381	$384	$362
Rentals representative of the interest factor	4	5	5	6	6
Total fixed charges	$342	$363	$386	$390	$368

Ratio of earnings to fixed charges	3.00	3.01	2.76	2.49	2.62